Exhibit 28(h)(8)

EXPENSE LIMITATION AGREEMENT

THIS AGREEMENT is entered into as of the 20th day of April, 2013, by and between KALMAR INVESTMENT ADVISERS (the “Adviser”) and KALMAR POOLED INVESTMENT TRUST (the “Trust”), on behalf of Kalmar “Growth-with-Value” Small Cap Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to reimburse certain of the Fund’s operating expenses or waive all or a portion of its advisory fee to ensure that the Fund’s total operating expenses do not exceed the amounts set forth below.

NOW, THEREFORE, the parties agree as follows:

Expense Reimbursement/Fee Waiver. The Adviser agrees that from April 1, 2013 through April 30, 2014 it will reimburse certain of the Fund’s operating expenses or waive all or a portion of its advisory fee to the extent necessary to ensure that the Fund’s total operating expenses (excluding taxes, “Acquired Fund Fees and Expenses” (as defined in Form N-1A), interest, extraordinary items, and brokerage commissions) do not exceed (on an annual basis) 1.50%, 1.35% and 1.25%, as a percentage of average daily net assets, of Investor Class shares, Advisor Class shares and Institutional Class shares, respectively. With respect to each class of shares of the Fund, the Adviser will reimburse any “Class Expenses” (as set forth in the Trust’s Rule 18f-3 Multiple Class Plan) before waiving all or a portion of its advisory fee.

Fee Recovery. The Adviser shall be entitled to recover such amounts for a period of up to three (3) years from the year in which the Adviser assumed or reimbursed expenses for the Fund and/or waived its advisory fee, subject to approval by the Board of Trustees of the Trust, which approval shall not be unreasonably withheld.

Amendment. This Agreement shall remain in full force and effect unless and until terminated, modified or otherwise revised by the mutual agreement of the parties, as provided for in writing.

Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Executed as of the date first set forth above.

KALMAR INVESTMENT ADVISERS

By:	/s/ Ford B. Draper, III
Name:	Ford B. Draper, III
Title:	Vice President

KALMAR POOLED INVESTMENT TRUST, on behalf of the Fund

By:	/s/ Ford B. Draper, Jr.
Name:	Ford B. Draper, Jr.
Title:	President